Filed Pursuant to Rule 424(b)(3)

Registration No. 333-222986

CNL STRATEGIC CAPITAL, LLC

SUPPLEMENT NO. 19 DATED MARCH 16, 2021

TO THE PROSPECTUS DATED APRIL 16, 2020

We are providing this Supplement No. 19 to you in order to supplement our prospectus dated April 16, 2020 (as supplemented to date, the “Prospectus”). This supplement provides information that shall be deemed part of, and must be read in conjunction with, the Prospectus. Capitalized terms used in this supplement have the same meanings in the Prospectus unless otherwise stated herein. The terms “we,” “our,” “us” and “Company” refer to CNL Strategic Capital, LLC.

Before investing in our shares you should read the entire Prospectus and this supplement, and consider carefully our investment objectives, risks, fees and expenses. You should also carefully consider the information disclosed in the section of the Prospectus captioned “Risk Factors” before you decide to invest in our shares.

The purpose of this supplement is to disclose the following:

•	to disclose the adjusted per share public offering price for each class of our shares;
•	to disclose information about our distributions;
•	to disclose the Company's net asset value for the month ended February 28, 2021;
•	to disclose certain return information for all outstanding classes of shares;
•	an update to our cover page; and
•	an update to our prospectus summary and our plan of distribution.

Public Offering Price Adjustment

On March 15, 2021, the Board approved the new per share public offering price for each share class in the Offering. The new public offering prices will be effective as of March 22, 2021 and will be used for the Company’s next monthly closing for subscriptions on March 31, 2021. As of the date of this supplement, all references throughout the Prospectus to the per share public offering price for each share class available in the Offering are hereby updated to reflect the new per share public offering prices stated in the table below. The purchase price for Class A, Class T, Class D, and Class I shares purchased under our distribution reinvestment plan will be equal to the net asset value per share as of February 28, 2021. The following table provides the new public offering prices and applicable upfront selling commissions and dealer manager fees for each share class available in the Offering:

	Class A	Class T	Class D	Class I
Public Offering Price, Per Share	$32.40	$31.00	$29.11	$29.27
Selling Commissions, Per Share	$1.94	$0.93
Dealer Manager Fees, Per Share	$0.81	$0.54

We have also posted this information on our website at www.cnlstrategiccapital.com. A subscriber may also obtain this information by calling us by telephone at (866) 650-0650.

Declaration of Distributions

The following table supplements the section entitled “Distribution Policy” which begins on page 50, of this Prospectus. On March 15, 2021, the Board declared cash distributions on the outstanding shares of all classes of our common shares based on a monthly record date, as set forth below:

Distribution Record Date	Distribution Payment Date	Declared Distribution Per Share for Each Share Class
		Class FA	Class A	Class T	Class D	Class I	Class S
April 29, 2021	May 10, 2021	$0.104167	$0.104167	$0.083333	$0.093750	$0.104167	$0.104167

Determination of Net Asset Value for Outstanding Shares for the month ended February 28, 2021

On March 15, 2021, the Board has determined the Company’s net asset value per share for each share class in a manner consistent with the Company’s valuation policy, as described under "Determination of Net Asset Value" in this Prospectus. Additionally, pursuant to our share repurchase program, we conduct quarterly share repurchases to allow our shareholders to sell all or a portion of their shares back to us at a price equal to the net asset value per share as of the last date of the month immediately prior to the repurchase date. The repurchase date for our next quarterly repurchase will be March 31, 2021. This table provides the Company’s aggregate net asset value and net asset value per share for its Class FA, Class A, Class T, Class D, Class I, and Class S shares as of February 28, 2021:

Month Ended February 28, 2021	Class FA	Class A	Class T	Class D	Class I	Class S	Total
Net Asset Value	$141,723,242	$32,769,518	$20,826,890	$13,957,173	$69,707,866	$55,014,743	$333,999,432
Number of Outstanding Shares	4,578,537	1,105,054	705,200	479,473	2,325,656	1,770,386	10,964,306
Net Asset Value, Per Share	$30.95	$29.65	$29.53	$29.11	$29.97	$31.07
Net Asset Value, Per Share Prior Month	$30.54	$29.29	$29.18	$28.75	$29.60	$30.66
Increase in Net Asset Value, Per Share from Prior Month	$0.41	$0.36	$0.35	$0.36	$0.37	$0.41

The increase in the Company’s net asset value per share for each applicable share class for the month ended February 28, 2021 was driven by increases in the fair value of five out of seven of the Company’s portfolio company investments.  The fair value of two of the Company’s portfolio company investments did not change.

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Return Information

The following table illustrates year-to-date (“YTD”), trailing 12 months (“One Year Return”) and cumulative total returns to February 28, 2021, with and without upfront sales load, as applicable:

	YTD Return(1)	One Year Return(2)	Cumulative Total Return	Cumulative Return Period(3)
Class FA (no sales load)	4.0%	17.1%	41.5%	February 7, 2018 – February 28, 2021
Class FA (with sales load)	-2.8%	9.5%	32.3%	February 7, 2018 – February 28, 2021
Class A (no sales load)	3.8%	16.0%	35.8%	April 10, 2018 – February 28, 2021
Class A (with sales load)	-5.0%	6.1%	24.2%	April 10, 2018 – February 28, 2021
Class I	3.9%	16.1%	37.0%	April 10, 2018 – February 28, 2021
Class T (no sales load)	3.6%	14.2%	30.1%	May 25, 2018 – February 28, 2021
Class T (with sales load)	-1.3%	8.7%	23.9%	May 25, 2018 – February 28, 2021
Class D	3.8%	14.9%	29.1%	June 26, 2018 – February 28, 2021
Class S (no sales load)	4.0%	N/A	17.3%	March 31, 2020 – February 28, 2021
Class S (with sales load)	0.4%	N/A	13.2%	March 31, 2020 – February 28, 2021

(1) For the period from January 1, 2021 to February 28, 2021.

(2) For the period from March 1, 2020 to February 28, 2021 except for Class S. For Class S, One Year Returns will begin to calculate for the period from March 31, 2020 (the date the first Class S share was issued) to March 31, 2021.

(3) For the period from the date the first share was issued for each respective share class to February 28, 2021.

Total return is calculated for each share class as the change in the net asset value for such share class during the period and assuming all distributions are reinvested. Amounts are not annualized. The Company’s performance changes over time and currently may be different than that shown above. Past performance is no guarantee of future results. For details regarding applicable sales load, please see the “Plan of Distribution" section in the Company’s Prospectus. Class I and D have no upfront sales load.

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For the year to date period ended February 28, 2021, distributions were 100% paid from reimbursable expense support. For the years ended December 31, 2020, 2019 and 2018, distributions were paid from multiple sources and these sources included net investment income before expense support of 42.2%, 61.7% and 85.2%, reimbursable expense support of 33.2%, 23.5% and 11.1%, and offering proceeds of 24.6%, 14.8% and 3.7%, respectively. For additional information regarding sources of distributions, please see the annual and quarterly reports the Company files with the Securities and Exchange Commission. The Company may be required to repay expense support to the Manager and Sub-Manager in future periods which may reduce future income available for distributions. As of the date of this supplement, management believes that reimbursement of expense support is not probable under the terms of the Expense Support and Conditional Reimbursement Agreement.

We have also posted this information on our website at www.cnlstrategiccapital.com. A subscriber may also obtain this information by calling us by telephone at (866) 650-0650. The calculation of the Company’s net asset value is a calculation of fair value of the Company’s assets less the Company’s outstanding liabilities. For a discussion of how the fair values of the Company's investments have been impacted by the COVID-19 pandemic, please see “Factors Impacting Our Operating Results – COVID-19” in Item 2, “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in Part I of the Company’s quarterly report on Form 10-Q for the three months ended September 30, 2020. Please also see “Risk Factors—Risks Related to Our Business—The outbreak of highly infectious or contagious diseases, including the current outbreak of the novel coronavirus (“COVID-19”), could materially and adversely impact our business, our operating businesses, our financial condition, results of operations and cash flows. Further, the spread of COVID-19 pandemic has caused severe disruptions in the U.S. and global economy and financial markets and could potentially create widespread business continuity issues of an as yet unknown magnitude and duration.”

Cover Page

The following disclosure supersedes and replaces the third paragraph which appears on the cover page of the Prospectus.

We commenced this offering on March 7, 2018. On February 19, 2021, we filed a registration statement on Form S-1 (Registration No. 333- 253295) with the Securities and Exchange Commission. As permitted under applicable securities laws, we will continue to offer shares in this offering until the follow-on offering registration statement is declared effective, upon which the registration statement for this offering will be deemed terminated. However, our board of directors may terminate this offering at any time. The follow-on offering is subject to change prior to effectiveness and there is no assurance we will commence the follow-on offering. In addition, some states will require us to renew our registration annually in order to continue offering our shares beyond the initial registration period in such states. Your ability to purchase shares and submit shares for repurchase will not be affected by the expiration of this offering and the commencement of a new one. Through March 1, 2021, we had issued 4,722,888 common shares in this offering consisting of 1,109,934 Class A shares, 730,974 Class T shares, 483,814 Class D shares and 2,398,166 Class I shares issued in this offering (including 58,148 Class A shares, 11,618 Class T shares, 18,390 Class D shares and 40,465 Class I shares issued pursuant to our distribution reinvestment plan) and we had received aggregate gross offering proceeds from this offering of $131,824,989.

Prospectus Summary and Plan of Distribution

The following disclosure supersedes and replaces the paragraph under the section “Prospectus Summary” entitled “Q: How long will this offering last?” the last paragraph under sub-section “This Offering in section “Plan of Distribution,” which appear on pages 9 and 188 of the Prospectus, respectively.

Q:         How long will this offering last?

A:         This is a continuous offering of our shares as permitted by the federal securities laws. On February 19, 2021, we filed a registration statement on Form S-1 (Registration No. 333- 253295) with the Securities and Exchange Commission in connection with the proposed follow-on offering of up to an additional $200,000,000 in shares, including approximately $20,000,000 in shares to be issued pursuant to its distribution reinvestment plan. As permitted under applicable securities laws, we will continue to offer shares in this offering until the follow-on offering registration statement is declared effective, upon which the registration statement for this offering will be deemed terminated. However, our board of directors may terminate this offering at any time. The follow-on offering is subject to change prior to effectiveness and there is no assurance we will commence the follow-on offering. In addition, some states will require us to renew our registration annually in order to continue offering our shares beyond the initial registration period in such states. Your ability to purchase shares and submit shares for repurchase will not be affected by the expiration of this offering and the commencement of a new one.

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